UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[x] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

                                     FORM 4

       Filed pursuant to Section 16(a) of the  Securities  Exchange Act of 1934,
       Section  17(a)  of the  Public  Utility  Holding  Company  Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940

1.     Name and Address of Reporting Person

       Elliott Associates, L.P.
       712 Fifth Avenue
       New York, New York 10019

2.     Issuer Name and Ticker Trading Symbol

       Illinois Superconductor Corporation (ISCO)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Statement for (Month/Day/Year)

       3/99

5.     If Amendment, Date of Original (Month/Year)

6.     Relationship of Reporting Person to Issuer (Check all applicable)

       [x] Director* [ ] Officer (give title below) [ ] Chairman [ ] 10% Owner
       [ ] Other (specify below)

7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by one Reporting Person [ ] Form filed by more than one Reporting Person

                                  (Page 1 of 6)

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.     Title of Security (Instr. 3)


2.     Transaction Date (Month/Day/Year)


3.     Transaction Code (Inst. 8)


       V


4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)


5.     Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)


6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)


7.     Nature of Indirect Beneficial Ownership (Instr. 4)


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                  (Page 2 of 6)

Table II  -  Derivative Securities Acquired, Disposed of, or Beneficially Owned
             (e.g. puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 3)

       (a) 6% Senior Convertible Notes (b) Warrants (c) 2% Senior Convertible Notes# (d) 2% Senior Convertible Notes# (e) Warrants# (f) Warrants#

2.     Conversion or Exercisable Price of Derivative Security

       (a)   $1.125
       (b)   $1.4625
       (c)   $1.50
       (d)   $1.125
       (e)   $3.75
       (f)   $1.4625

3.     Transaction Date (Month/Day/Year)

       (a)   03/31/99
       (b)   03/31/99
       (c)   03/31/99
       (d)   03/31/99
       (e)   03/31/99
       (f)   03/31/99

4.     Transaction Code (Instr. 8)

       Code

             (a) P
             (b) P
             (c) S
             (d) P
             (e) S
             (f) P

       V


                                  (Page 3 of 6)

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

       (a)   (A) $833,334 face amount
             (D)

       (b)   (A) 333,334
             (D)

       (c)   (A)
             (D) $1,388,889 face amount

       (d)   (A) $1,388,889 face amount
             (D)

       (e)   (A)
             (D) 555,556

       (f)   (A) 555,556
             (D)

6.     Date Exercisable and Expiration Date (Month/Day/Year)

       (a)   Date Exercisable:   Immediately
             Expiration Date:    05/15/02

       (b)   Date Exercisable:   Immediately
             Expiration Date:    03/31/02

       (c)   Date Exercisable:   Immediately
             Expiration Date:    05/15/02

       (d)   Date Exercisable:   Immediately
             Expiration Date:    05/15/02

       (e)   Date Exercisable:   Immediately
             Expiration Date:    05/15/01

       (f)   Date Exercisable:   Immediately
             Expiration Date:    03/31/02

7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

       (a)   Title:                            Common Stock
             Amount or Number of Shares:       740,741

       (b)   Title:                            Common Stock
             Amount or Number of Shares:       333,334

       (c)   Title:                            Common Stock
             Amount or Number of Shares:       925,926

       (d)   Title:                            Common Stock
             Amount or Number of Shares:       1,234,568


                                  (Page 4 of 6)

       (e)   Title:                            Common Stock
             Amount or Number of Shares:       555,556

       (f)   Title:                            Common Stock
             Amount or Number of Shares:       555,556

8.     Price of Derivative Security (Inst. 5)

       (a) and (b) Elliott paid a total of $833,334 for these securities which were sold by the Issuer and purchased by Elliott as a unit.

       (c) and (e) Elliott paid a total of $1,388,889 for these securities which were sold by the Issuer and purchased by Elliott as a unit.

       (d) and (f) Elliott received these securities from the Issuer in exchange for the securities referenced in (c) and (e) above and the purchases made by Elliott in (a) and (b) above.

9.     Number of Derivative Securities Beneficially Owned at End of Month
       (Instr. 4)

       (a)  $833,334  face  amount (b) 333,334  (c)  $1,111,111  face amount (d)
       $1,388,889 face amount (e) 444,444 (f) 555,556

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

       (a)   D
       (b)   D
       (c)   D
       (d)   D
       (e)   D
       (f)   D

11.    Nature of Indirect Beneficial Ownership (Instr. 4)

       N/A


                                  (Page 5 of 6)

Explanation of Responses:

       *The Reporting Person's deputy resigned as a Director of the Issuer.

       # The transactions reported in (c), (d), (e) and (f) above represent changes in the terms of a portion of the Issuer's 2% Senior Convertible Notes and warrants held by the Reporting Person.

       **Intentional misstatement or omissions of facts constitute Federal
         Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

             ELLIOTT ASSOCIATES, L.P.

             /s/ Paul E. Singer                                  April 9, 1999
             -----------------------------------------------------------------
             Paul E. Singer, General Partner

                 **Signature of Reporting Person                          Date

                                  (Page 6 of 6)